UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INDEPENDENCE HOLDING COMPANY

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $1.00 per share

(Title of Class of Securities)

453440307

(CUSIP Number of Class of Securities)

David T. Kettig
President and Chief Operating Officer

c/o The IHC Group
485 Madison Avenue, 14th Floor

New York, NY 10022
(212) 355-4141

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copies to:

Nicholas R. Williams

Per B. Chilstrom

Clifford Chance US LLP
31 West 52nd Street

New York, NY 10019-6131

(212) 878-3079

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$27,000,000	$3,504.60

* Estimated solely for purposes of calculating the filing fee. The transaction valuation was determined by multiplying $27.00 (the tender offer price) by 1,000,000, the estimated maximum number of shares of common stock, par value $1.00, of Independence Holding Company to be acquired in the tender offer.

** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, is calculated by multiplying the transaction valuation by .0001298.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable

Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Introduction

This Amendment No. 3 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto, the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) on April 24, 2020. The Schedule TO, as amended by Amendment No. 1 filed with the SEC on May 1, 2020, Amendment No. 2 filed with the SEC on May 21, 2020, and this Amendment No. 3, relate to the offer by Independence Holding Company, a Delaware corporation (the “Company”), to purchase for cash up to 1,000,000 shares of its common stock, par value $1.00 per share (the “Shares”), at a price of $27.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 24, 2020 (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(i) of the Schedule TO, and the related Letter of Transmittal (the “Letter of Transmittal,” which together with the Offer to Purchase, as they may be amended or supplemented from time to time, constitute the “Offer”),” a copy of which was filed as Exhibit (a)(1)(ii) to the Schedule TO.

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

The information contained in the Offer to Purchase and the Letter of Transmittal is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On May 27, 2020, the Company issued a press release announcing the final results of the Offer, which expired at 5:00 p.m., Eastern time, on Thursday, May 21, 2020. A copy of the press release is filed as Exhibit (a)(5)(iii) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit to the exhibit index:

(a)(5)(iii)	News Release, dated May 27, 2020 – Independence Holding Company Announces the Final Results of its Tender Offer to Repurchase up to 1,000,000 Shares of its Common Stock.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 27, 2020	INDEPENDENCE HOLDING COMPANY

	By:	/s/ David T. Kettig
	Name:	David T. Kettig
	Title:	President and Chief Operating Officer